FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005
[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	Estimated average burden hours per response.... 0.5

(Print or Type Responses)
1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Swan, Richard A.			Occidental Petroleum Corporation
			OXY				Director	10% Owner
(Last) (First) (Middle)							X Officer (give title	Other (specify
Occidental Petroleum Corporation		3.	I.R.S. Identification Number	4.	Statement for Month/Day/Year		below)	below)
10889 Wilshire Boulevard			of Reporting Person, if an
			entity (voluntary)		08/15/2002		Vice President -
(Street)							Health, Environment and Safety
				5.	If Amendment, Date of Original
Los Angeles, California 90024					(Month/Year)
						7.	Individual or Joint/Group Filing (Check Applicable Line)
(City) (State) (Zip)							X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.	Title of Security	2.	Transaction Date	3.	Transaction Code		4.	Securities Acquired (A) or		5.	Amount of	6.	Ownership	7.	Nature of
	(Instr. 3)						Disposed of (D)				Securities		Form:		Indirect
			(Month/Day/Year)		(Instr. 8)						Beneficially		Direct (D) or		Beneficial
							(Instr. 3, 4 and 5)				Owned at End		Indirect (I)		Ownership
											of Month
					Code	V	Amount	(A) or (D)	Price		(Instr. 3 and 4)		(Instr. 4)		(Instr. 4)

	Common Stock		08/15/2002		M		15,125	A	$20.5000			D

	Common Stock		08/15/2002		S		15,125	D	$28.7100	1,869		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)                               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative	2.	Conver-	3.	Trans-	4.	Transac-		5.	Number of Deriv-	6.	Date Exer-	7.	Title and Amount of Under-	8.	Price	9.	Number	10.	Owner-	11.	Na-
	Security		sion or		action		tion Code			ative Securities Ac-		cisable and Ex-		lying Securities		of		of Der-		ship		ture
	(Instr. 3)		Exercise		Date		(Instr. 8)			quired (A) or Dis-		piration Date		(Instr. 3 and 4)		Deriv-		ivative		Form		of In-
			Price of							posed of (D)		(Month/Day/				ative		Secur-		of De-		direct
			Deriv-		(Month/					(Instr. 3, 4 and 5)		Year)				Secur-		ities		rivative		Bene-
			ative		Day/											ity		Bene-		Secur-		ficial
			Security		Year)													ficially		ity:		Own-
																(Instr.		Owned		Direct		ership
											Date	Expira-		Amount or		5)		at End		(D) or		(Instr. 4)
							Code	V	(A)	(D)	Exer-	tion	Title	Number of				of		Indi-
											cisable	Date		Shares				Month		rect (I)
																		(Instr. 4)		(Instr. 4)

Common Stock		$20.5000		08/15/02			M			15,125	*	07/14/09	Common Stock	15,125			4,875		D

Explanation of Responses:
* The option vested in three equal annual installments beginning on July 14, 2000.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	/s/ CHRISTEL H. PAULI **Signature of Reporting Person	September 9, 2002 Date
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.		Christel H. Pauli, Attorney-in-Fact for Richard A. Swan

POWER OF ATTORNEY

Know all by those present, that the undersigned hereby constitutes and appoints each of Donald P. de Brier, Christel H. Pauli and Linda S. Peterson, signing singly, the undersigned's true and lawful attorney-in-fact to:

1.	Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Occidental Petroleum Corporation (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

2.	Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 and 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3.	Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of January, 2001.

/s/ RICHARD A. SWAN Richard A. Swan